UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*
MEDLEY CAPITAL CORP
(Name of Issuer)
COMMON STOCK PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
58503F-10-6
(CUSIP Number)
HOWARD AMSTER
44 COCOANUT ROW
SUITE #B323
PALM BEACH, FL 33480-4069
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 16, 2019
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule
13G to report the
acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the
following box.
Note: Schedules filed in paper format shall include a signed original and five copiesof the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initialfiling on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be"filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






























1.

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

HOWARD AMSTER


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)    x
(b)


3.

SEC USE ONLY




4.

SOURCE OF FUNDS (see instructions)

 PF


5.

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)



6.

CITIZENSHIP OR PLACE OF ORGANIZATION

 UNITED STATES








NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

7.

SOLE VOTING POWER

 868,530


8.

SHARED VOTING POWER

2,623,461*


9.

SOLE DISPOSITIVE POWER

868,530


10.

SHARED DISPOSITIVE POWER

2,623,461*






11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,491,991


12.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)


13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.41%**



14.

TYPE OF REPORTING PERSON (see instructions)

IN



*These shares are deemed to be beneficially owned by Howard Amster, as a result his personal ownership and in his capacity as the President of
 Pleasant Lakes Apts. Corp, which is the General Partner of Pleasant Lakes Apts. Limited Partnership, and in his capacity as the trustee of various trusts as listed
**Denominator is based on the 54,474,211 shares of stock outstanding as of 12/16/19


1.

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
 (ENTITIES ONLY)

PLEASANT LAKE - SKOIEN INVESTMENTS LLC


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)   x
(b)


3.

SEC USE ONLY




4.

SOURCE OF FUNDS (see instructions)

 WC


5.

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)



6.

CITIZENSHIP OR PLACE OF ORGANIZATION

 DELAWARE








NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

7.

SOLE VOTING POWER

6,300


8.

SHARED VOTING POWER

3,485,691*


9.

SOLE DISPOSITIVE POWER

6,300


10.

SHARED DISPOSITIVE POWER

3,485,691*






11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,491,991


12.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)


13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.41%**


14.

TYPE OF REPORTING PERSON (see instructions)

PN





*These shares are deemed to be beneficially owned by Pleasant Lake Skoien InvestmentsLLC, as the Manager for the entity is Pleasant Lakes Apts Limited Partnerships, of which the General Partner is Pleasant Lakes Apts
Corp, whose President is Howard Amster

**Denominator is based on the 54,474,211 shares of stock outstanding as of December 16, 2019



1.

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

PLEASANT LAKE APARTMENTS LP


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)    x
(b)


3.

SEC USE ONLY




4.

SOURCE OF FUNDS (see instructions)

 WC


5.

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)



6.

CITIZENSHIP OR PLACE OF ORGANIZATION

OHIO








NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

7.

SOLE VOTING POWER

 1,468,427


8.

SHARED VOTING POWER

2,023,564*


9.

SOLE DISPOSITIVE POWER

1,468,427


10.

SHARED DISPOSITIVE POWER

2,023,564*






11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,491,991


12.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)


13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.41%**


14.

TYPE OF REPORTING PERSON (see instructions)

PN







*These shares are deemed to be beneficially owned by Pleasant Lake Apts LP, as the General Partner for the entity is Pleasant Lakes Apts Corp, whose President is Howard Amster

**Denominator is based on the 54,474,211 shares of stock outstanding as of December 16, 2019














1.

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HOWARD AMSTER 2019 CHARITABLE REMAINDER UNTIRUST  #1


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)    x
(b)


3.

SEC USE ONLY



4.

SOURCE OF FUNDS (see instructions)
 WC


5.

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6.

CITIZENSHIP OR PLACE OF ORGANIZATION

OHIO








NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

7.

SOLE VOTING POWER

157,734


8.

SHARED VOTING POWER

3,334,257*


9.

SOLE DISPOSITIVE POWER

157,734


10.

SHARED DISPOSITIVE POWER

3,334,257*






11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,491,991


12.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)


13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.41%**


14.

TYPE OF REPORTING PERSON (see instructions)

OO




*These shares are deemed to be beneficially owned by the Howard Amster 2019 Charitable Remainder Trust #1, due to the trustee being Howard Amster

**Denominator is based on the 54,474,211 of stock outstanding as of December 16, 2019




























1.

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #2


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)    x
(b)


3.

SEC USE ONLY



4.

SOURCE OF FUNDS (see instructions)
 WC


5.

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6.

CITIZENSHIP OR PLACE OF ORGANIZATION

OHIO








NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

7.

SOLE VOTING POWER

5,100


8.

SHARED VOTING POWER

3,486,891*


9.

SOLE DISPOSITIVE POWER

5,100


10.

SHARED DISPOSITIVE POWER

3,486,891*






11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,491,991


12.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)


13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.41%


14.

TYPE OF REPORTING PERSON (see instructions)

OO





*These shares are deemed to be beneficially owned by the Howard Amster 2019 Charitable Remainder Trust #2, due to the trustee being Howard Amster

**Denominator is based on the 54,474,211 shares of stock outstanding as of December 16, 2019



































1.

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #3


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)

(a)    x
(b)


3.

SEC USE ONLY




4.

SOURCE OF FUNDS (see instructions)

WC


5.

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)



6.

CITIZENSHIP OR PLACE OF ORGANIZATION

OHIO








NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

7.

SOLE VOTING POWER

2,800


8.

SHARED VOTING POWER
 3,489,191*


9.

SOLE DISPOSITIVE POWER

2,800


10.

SHARED DISPOSITIVE POWER

3,489,191*






11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,491,991


12.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)


13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.41%**


14.

TYPE OF REPORTING PERSON (see instructions)

OO







*These shares are deemed to be beneficially owned by the Howard Amster 2019 Charitable Remainder Trust #3, due to the trustee being Howard Amster

**Denominator is based on the 54,474,211 shares of stock outstanding as of December 16, 2019



























1.

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #5


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)

(a)    x
(b)


3.

SEC USE ONLY




4.

SOURCE OF FUNDS (see instructions)

WC


5.

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6.

CITIZENSHIP OR PLACE OF ORGANIZATION


OHIO








NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

7.

SOLE VOTING POWER

9,000


8.

SHARED VOTING POWER

3,482,991*


9.

SOLE DISPOSITIVE POWER

9,000


10.

SHARED DISPOSITIVE POWER

3,482,991*






11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,491,991


12.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)


13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.41%**


14.

TYPE OF REPORTING PERSON (see instructions)

OO


..

*These shares are deemed to be beneficially owned by the Howard Amster 2019 Charitable Remainder Trust #5, due to the trustee being Howard Amster

**Denominator is based on the 54,474,211 shares of stock outstanding as of December 16, 2019


























1.

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

AMSTER LIMITED PARTNERSHIP


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)    x
(b)


3.

SEC USE ONLY



4.

SOURCE OF FUNDS (see instructions)

WC


5.

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6.

CITIZENSHIP OR PLACE OF ORGANIZATION

OHIO








NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

7.

SOLE VOTING POWER

34,638


8.

SHARED VOTING POWER

3,457,353*


9.

SOLE DISPOSITIVE POWER

34.638


10.

SHARED DISPOSITIVE POWER

3,457,353*






11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,491,991


12.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)


13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.41%**


14.

TYPE OF REPORTING PERSON (see instructions)

PN




*These shares are deemed to be beneficially owned by the Amster Limited partnership due to the general partner being Howard Amster

**Denominator is based on the 54,474,211 shares of stock outstanding as of December 16, 2019






























1.

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

AMSTER TRADING COMPANY CHARTIABLE REMAINDER UNITRUST UA 09/07/2000


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)    x
(b)


3.

SEC USE ONLY



4.

SOURCE OF FUNDS (see instructions)

WC


5.

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6.

CITIZENSHIP OR PLACE OF ORGANIZATION

 OHIO








NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

7.

SOLE VOTING POWER

25,400


8.

SHARED VOTING POWER

3,466,591*


9.

SOLE DISPOSITIVE POWER

25,400


10.

SHARED DISPOSITIVE POWER

3,466,591*






11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,491,991


12.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)


13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.41%**


14.

TYPE OF REPORTING PERSON (see instructions)

OO




*These shares are deemed to be beneficially owned by the Amster Trading Company Charitable Remainder Unitrust U/A 09/07/2000, due to the trustee being Amster Trading Company whose President is Howard Amster

**Denominator is based on the 54,474,211 shares of stock outstanding as of December 16, 2019
























1.

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

AMSTER TRADING COMPANY CHARITABLE REMAINDER UNITRUST U/A DTD 03/10/2003


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)    x
(b)


3.

SEC USE ONLY



4.

SOURCE OF FUNDS (see instructions)

WC


5.

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6.

CITIZENSHIP OR PLACE OF ORGANIZATION

 OHIO








NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

7.

SOLE VOTING POWER

129,799


8.

SHARED VOTING POWER

3,362,192*


9.

SOLE DISPOSITIVE POWER

129,799


10.

SHARED DISPOSITIVE POWER

3,362,192*






11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,491,991


12.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)


13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.41%**


14.

TYPE OF REPORTING PERSON (see instructions)

OO




*These shares are deemed to be beneficially owned by the Amster
Trading Company Charitable Remainder Unitrust U/A DTD 03/10/2003, due to the trustee being Amster Trading Company, whose President is Howard Amster

**Denominator is based on the 54,474,211 shares of stock outstanding as of December 16, 2019


















1.

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LAUGHLIN  HOLDINGS


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)    x
(b)


3.

SEC USE ONLY



4.

SOURCE OF FUNDS (see instructions)

WC


5.

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6.

CITIZENSHIP OR PLACE OF ORGANIZATION

 DELAWARE








NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

7.

SOLE VOTING POWER

118,400


8.

SHARED VOTING POWER

3,373,591*


9.

SOLE DISPOSITIVE POWER

118,400


10.

SHARED DISPOSITIVE POWER

3,373,591*






11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,491,991


12.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)


13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.41%**


14.

TYPE OF REPORTING PERSON (see instructions)

PN




*These shares are deemed to be beneficially owned by the Laughlin
Holdings, as the general partner is Pleasant
Lake Apts Partnership LP, whose general partner is Pleasant Lake
Apts Corp, whose President is Howard Amster

**Denominator is based on the 54,474,211 shares of stock outstanding as of December 16, 2019
















1.

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS . (ENTITIES ONLY)

RAMAT SECURITIES LTD


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)    x
(b)


3.

SEC USE ONLY



4.

SOURCE OF FUNDS (see instructions)

WC


5.

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6.

CITIZENSHIP OR PLACE OF ORGANIZATION

 OHIO








NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

7.

SOLE VOTING POWER

661,863


8.

SHARED VOTING POWER
 2,830,128*


9.

SOLE DISPOSITIVE POWER

661,863


10.

SHARED DISPOSITIVE POWER

2,830,128*






11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,491,991


12.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)


13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.41%


14.

TYPE OF REPORTING PERSON (see instructions)

PN




*These shares are deemed to be beneficially owned by Ramat Securities LTD as the majority owner is Howard Amster

**Denominator is based on the 54,474,211 shares of stock outstanding as of December 16, 2019
































1.

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

SAMUEL J. HELLER TRUST U/A DTD 08/07/2002


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)    x
(b)


3.

SEC USE ONLY



4.

SOURCE OF FUNDS (see instructions)

WC


5.

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6.

CITIZENSHIP OR PLACE OF ORGANIZATION

 OHIO








NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

7.

SOLE VOTING POWER

4,000


8.

SHARED VOTING POWER

3,487,991*


9.

SOLE DISPOSITIVE POWER

4,000


10.

SHARED DISPOSITIVE POWER

3,487,991






11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,491,991


12.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)


13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.41%**


14.

TYPE OF REPORTING PERSON (see instructions)

OO




*These shares are deemed to be beneficially owned by the Samuel J. Heller Trust U/A 08/07/2002, due to the trustee being Howard Amster

**Denominator is based on the 54,474,211 shares of stock outstanding as of December 16, 2019


































1.

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

PLEASANT LAKE APARTMENTS CORP


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)    x
(b)


3.

SEC USE ONLY



4.

SOURCE OF FUNDS (see instructions)

WC


5.

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6.

CITIZENSHIP OR PLACE OF ORGANIZATION

 OHIO








NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

7.

SOLE VOTING POWER

0


8.

SHARED VOTING POWER

3,491,991*


9.

SOLE DISPOSITIVE POWER

0


10.

SHARED DISPOSITIVE POWER

3,491,991*






11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,491,991


12.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)


13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.41%


14.

TYPE OF REPORTING PERSON (see instructions)

CO





*These shares are deemed to be beneficially owned by Pleasant Lake Apts Corp as the President is Howard Amster

**Denominator is based on the 54,474,211 shares of stock outstanding as of December 16, 2019



















1.

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

BETTY KIMBREW


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)


3.

SEC USE ONLY



4.

SOURCE OF FUNDS (see instructions)

PF


5.

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6.

CITIZENSHIP OR PLACE OF ORGANIZATION

 UNITED STATES








NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

7.

SOLE VOTING POWER

7,400


8.

SHARED VOTING POWER

0


9.

SOLE DISPOSITIVE POWER

7,400


10.

SHARED DISPOSITIVE POWER

0






11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,400


12.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)


13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.014%*


14.

TYPE OF REPORTING PERSON (see instructions)

IN




* Denominator is based on the 54,474,211 shares of stock outstanding as of December 16, 2019


























1.

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

WILLIAM COSTARAS


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)


3.

SEC USE ONLY



4.

SOURCE OF FUNDS (see instructions)

PF


5.

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6.

CITIZENSHIP OR PLACE OF ORGANIZATION

 UNITED STATES








NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

7.

SOLE VOTING POWER

3,727


8.

SHARED VOTING POWER

0


9.

SOLE DISPOSITIVE POWER

3,727


10.

SHARED DISPOSITIVE POWER

0






11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,727


12.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)


13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.07%*


14.

TYPE OF REPORTING PERSON (see instructions)

IN




* Denominator is based on the 54,474,211 shares of stock outstanding as of December 16, 2019































1.

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MIRIAM RIVKIN


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)


3.

SEC USE ONLY



4.

SOURCE OF FUNDS (see instructions)

PF


5.

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6.

CITIZENSHIP OR PLACE OF ORGANIZATION

 UNITED STATES








NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

7.

SOLE VOTING POWER

2,000


8.

SHARED VOTING POWER

0


9.

SOLE DISPOSITIVE POWER

2,000


10.

SHARED DISPOSITIVE POWER

0






11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,000


12.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)


13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.004%*


14.

TYPE OF REPORTING PERSON (see instructions)

IN




*Denominator is based on the 54,474,211 shares of stock outstanding as of December 16, 2019
























Item 1.  Security and Issuer.
This Schedule 13D relates to the common stock of Medley Capital
Corporation (the Issuer). The principal executive office of the issuer is 280 Park Avenue, 6th Floor East, New York, NY 10017

Item 2.  Identity and Background.
     This joint statement on Schedule 13D is being filed by Howard Amster, Howard Amster 2019 Charitable Remainder Unitrust
#1, Howard Amster 2019 Charitable Remainder Unitrust #2,
Howard Amster 2019 Charitable Remainder Unitrust #3, Howard
Amster 2019 Charitable Remainder Unitrust #5, Amster Trading
Company Charitable Remainder Unitrust U/A DTD 09/07/2000,
Amster Trading Company Charitable Remainder Unitrust U/A DTD
03/10/2003, Amster Limited Partnership, Laughlin Holdings,
Pleasant Lake Apartments LP, Ramat Securites LTD, Pleasant Lake
Apartments Corp,, PLA-Skoien Investments LLC, Samuel J.
Heller Trust U/A DTD 08/07/2002, Betty Kimbrew, William Costaras, and Miriam Rivkin (together, the (Reporting Persons)). Further information regarding the Reporting Persons is set forth below;

1) (a)Howard Amster,(b)44 Cocoanut Row Suite B323 Palm Beach, FL 33480
(c) Real estate Investor. President of PleasantLake Apts Corp, which is the General Partner of Pleasant Lake Apartments LP, which is the General Partner of Laughlin Holdings, as well the manager Pleasant Lake Skoien Investments LLC. He is the trustee of the Howard
Amster 2019 Charitable Remainder Unitrust #1, the Howard Amster 2019 Charitable Remainder Unitrust #2, the Howard Amster Charitable Remainder Unitrust #3, the Howard Amster Charitable Remainder Unitrust #5, and the Samual J. Heller Trust U/A 08/07/2002. Howard Amster is the general partner for Amster Limited Partnership. Howard Amster is the President of Amster Trading Company, which is the trustee of the Amster Trading Company Charitable Remainder Unitrust U/A DTD 09/07/2000, and the trustee of the Amster Trading Company Charitable Remainder Unitrust U/A DTD 03/10/2003.
He is the majority owner of Ramat Securities Ltd. All reporting entities are engaged in investments. He is a registered financial representative with McDonald Partners LLC, a licensed broker-dealer firm. (d) He has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors in the last five years (e) During the last five years, he was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person is or was subject to a judgement, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws
(f) United States Citizen

2)(a) Betty Kimbrew, (b)221 Allyn Blvd Chardon, OH 44024 (c)a registered financial representative with McDonald Partners LLC, a licensed broker dealer firm (d) She has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors during the last five years (e) During the last five years, she was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person is or was subject to a judgement, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws (f) United States Citizen

3) (a)William Costaras(b) 115 Murwood Dr Mooreland Hills, OH 44022
(c) is a licensed financial representative with McDonald Partners LLC, a licensed broker dealer firm (d) He has not been convicted in a . criminal proceeding (excluding traffic violations or similar misdemeanors during the last five years (e) During the last five years, he was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person is or was subject to a judgement, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws (f) United States Citizen

4) (a)Miriam Rivkin, a United States Citizen, (b) 3736 Shannon Road, Cleveland Heights, OH 44118 (c)Teacher. Her husband, Steven Rivkin, is a registered financial representative with McDonald Partners LLC, a licensed broker dealer firm(d) She has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors during the last five years (e) During the last five years, she was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person is or was subject to a judgement, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws orfinding any violation with respect to such laws
(f) United States Citizen

Item 3.  Source or Amount of Funds or Other Consideration.
     Source of Funds for all Reporting Persons for purchases is personal funds and working capital.


Item 4.  Purpose of Transaction.
     The Reporting Persons acquired shares of the Common Stock for investment purposes. The Reporting Persons, in their ordinary course of business, regularly review their equity interest in the issuer.
     While the reporting persons have no present intention to dispose of all or any portion of the Common Stock beneficially owned by them, any such sales of the Common Stock may be made in the open market, privately negotiated transactions,or otherwise.
     Depending on their assessment of the of the forgoing factors, the reporting persons may, from time to time, modify their present intention as stated in this item 4. In addition, they may at their discretion purchase additional shares of common stock
     Except as set forth above, the Reporting Persons do not have at this time any specific plans which would result in (a) the acquisition by the Reporting Persons of additional securities of the Issuer or the disposition by the Reporting Persons of securities of the Issuer, other than described above
(b) any extraordinary corporate transactions such as a merger, reorganization, or liquidation involving the Issuer or any of its subsidiaries,
(c) any sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present management of board of directors of the Issuer, including any plans or proposals to change the number or term of directors, or to fill any existing vacancies on the Issuer's board of directors; (e) any other material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer?s business or corporate structure;
(g)any change in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of controlof the Issuer by any person; (h) the Common Stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association;(i) causing a class of equity securities of the Issuer to be eligible for termination of registration pursuant to Section 129(g)(4) of the Act; or (j) any action similar to those enumerated above

Item 5.  Interest in Securities of the Issuer.
     (a) See Items 11 and 13 of the cover pages of this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares and percentage of the Common Stock identified pursuant to Item 1 beneficially owned by each of the reporting persons
     (b) See items 7, 8, 9, and 10 of the cover pages to this Schedule
13D, which Items are incorporated herein by reference, for the aggregate number of shares of the Common Stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition of such shares of the Common Stock
     Equity and trustee interests of Reporting Persons are listed in Item 2. Aggregate totals for all of the Reporting Persons are 3,505,118 shares with a cost of $8,689,177.32, with a total ownership percentage of 6.43%
     (c) During the 60 day period ended December 27, 2019, the following transactions were conducted. All transactions were conducted on the open market for cash. If the shares were purchased in multiple transactions in a single trading day, the price per share reported is the weighted average price
Date       Shares     Purchased Purchasor          Sale Price  Price Per Share
10/28/2019 120,700 PLEASANT LAKE APTS LAKE APTS LP $258,847.90 2.1445559
10/29/2019 145,101 PLEASANT LAKE APTS LAKE APTS LP $314,527.43 2.1676448
10/30/2019  68,880 PLEASANT LAKE APTS LAKE APTS LP  $49,470.01 2.1700059
10/30/2019   5,900 PLEASANT LAKE APTS LAKE APTS LP  $12,822.14 2.1732440
10/31/2019   3,727 WILLIAM COSTARAS                  $8,235.78 2.2097612
10/31/2019 378,061 PLEASANT LAKE APTS LAKE APTS LP $833,180.96 2.2038267
10/31/2019   2,000 MIRIAM RIVKIN                     $4,424.12 2.2120600
11/1/2019  164,130 PLEASANT LAKE APTS LAKE APTS LP $358,876.74 2.1865395
11/4/2019   48,600 PLEASANT LAKE APTS LAKE APTS LP $105,798.98 2.1769337
11/5/2019   35,180 PLEASANT LAKE APTS LAKE APTS LP  $75,576.71 2.1482862
11/6/2019   68,500 PLEASANT LAKE APTS LAKE APTS LP $146,473.20 2.1382948
11/7/2019   51,515 PLEASANT LAKE APTS LAKE APTS LP $106,890.03 2.0749302
11/8/2019   38,500 PLEASANT LAKE APTS LAKE APTS LP  $78,781.35 2.0462688
11/11/2019  40,000 PLEASANT LAKE APTS LAKE APTS LP  $80,382.50 2.0095625
11/12/2019   4,728 PLEASANT LAKE APTS LAKE APTS LP   $9,502.16 2.0097631
11/12/2019  50,000 RAMAT SECURITIES LTD            $100,935.16 2.0187032
11/13/2019  13,734 HOWARD AMSTER 2019 CRUT #1       $27,945.24 2.0347487
11/14/2019  20,000 HOWARD AMSTER 2019 CRUT #1       $40,788.50 2.0394250
11/15/2019  20,000 HOWARD AMSTER                    $39,647.80 1.9823900
11/18/2019   9,560 HOWARD AMSTER                    $18,412.51 1.9259947
11/19/2019   8,743 HOWARD AMSTER                    $16,698.28 1.9063000
11/20/2019  15,000 HOWARD AMSTER                    $29,921.00 1.9918000
11/21/2019   5,100 HOWARD AMSTER                    $10,114.71 1.9771000
11/22/2019   5,000 HOWARD AMSTER                    $10,279.50 2.0496000
11/25/2019   2,200 BETTY KIMBREW                     $4,582.86 2.0688000
11/25/2019   2,500 BETTY KIMBREW                     $5,205.84 2.0697360
11/25/2019  10,000 HOWARD AMSTER                    $21,017.50 2.0986000
11/27/2019  10,000 RAMAT SECURITIES LTD             $21,279.50 2.1248000
12/3/2019   14,000 RAMAT SECURITIES LTD             $30,702.90 2.1901000
12/4/2019    6,300 RAMAT SECURITIES LTD             $13,793.85 2.1845000
12/5/2019    5,000 RAMAT SECURITIES LTD             $11,104.50 2.2146000
12/6/2019    6,000 RAMAT SECURITIES LTD             $13,247.70 2.2027000
12/9/2019   10,000 RAMAT SECURITIES LTD             $22,298.50 2.2267000
12/10/2019   7,000 RAMAT SECURITIES LTD             $15,478.40 2.2067000
12/11/2019  10,000 RAMAT SECURITIES LTD             $22,086.50 2.2055000
12/12/2019  13,100 RAMAT SECURITIES LTD             $28,344.00 2.1631700
12/13/2019  76,000 RAMAT SECURITIES LTD            $160,153.70 2.1047000
12/16/2019  68,120 RAMAT SECURITIES LTD            $144,850.06 2.1238000
12/16/2019 102,180 HOWARD AMSTER                   $217,271.83 2.1238000
12/17/2019  47,400 HOWARD AMSTER                   $101,589.94 2.1406000
12/17/2019  16,600 HOWARD AMSTER 2019 CRUT #1       $35,582.46 2.1406000
12/17/2019  49,346 RAMAT SECURITIES LTD            $320,969.02 2.1406000
12/18/2019  49,100 HOWARD AMSTER 2019 CRUT #1      $103,647.03 2.1083000
12/18/2019  73,633 RAMAT SECURITIES LTD            $155,430.95 2.1083000
12/19/2019  39,926 RAMAT SECURITIES LTD             $84,945.26 2.1249000
12/20/2019  46,200 RAMAT SECURITIES LTD             $99,794.38 2.1574000
12/20/2019  12,810 HOWARD AMSTER                    $27,674.79 2.1574000
12/23/2019  99,500 HOWARD AMSTER                   $214,548.65 2.1537000
12/24/2019  46,737 HOWARD AMSTER                    $97,658.95 2.0869000
12/26/2019  30,000 HOWARD AMSTE                     $62,637.50 2.0852000



     (d) Other than the Reporting Persons, no other person has the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock
     (e) Not Applicable

Item 6.  Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.
     There are no contracts, arrangements, understanding, or relationships have been for with respect to securities of the Issuer with any person except as set forth in items 2, and 4

Item 7.  Material to Be Filed as Exhibits.
	No exhibits are attached to this Schedule 13D











SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

HOWARD AMSTER
/s/ Howard Amster
Date: December 27,2019

HOWARD AMSTER 2019 CRUT #1
By; /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: December 27, 2019

HOWARD AMSTER 2019 CRUT #2
By; /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: December 27, 2019


HOWARD AMSTER 2019 CRUT #3
By; /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: December 27, 2019

HOWARD AMSTER 2019 CRUT #5
By; /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: December 27, 2019



AMSTER LIMITED PARTNERSHIP LP
By; /s/ Howard Amster
Name: Howard Amster
Title: General Partner
Date: December 27, 2019

AMSTER TRADING COMPANY CRUT U/A DTD
09/07/2000
By; /s/ Howard Amster
Name: Howard Amster
Title: President Amster Trading Company, Trustee
Date: December 27, 2019

AMSTER TRADING COMPANY CRUT U/A DTD
03/10/2003
By; /s/ Howard Amster
Name: Howard Amster
Title: President Amster Trading Company, Trustee
Date: December 27, 2019

LAUGHLIN HOLDINGS
By; /s/ Howard Amster
Name: Howard Amster
Title: President Pleasant Lake Apts Corp, General
Partner of Pleasant Lakes Apts LP General Partner
of Laughlin Holdings LP
Date: December 27, 2019

PLEASANT LAKE APTS LP
By; /s/ Howard Amster
Name: Howard Amster
Title: President of Pleasant Lakes Apts Corp,
General Partner
Date: December 27, 2019

RAMAT SECURITIES LTD
By; /s/ Howard Amster
Name: Howard Amster
Title: Majority Owner
Date: December 27, 2019

PLEASANT LAKE SKOIEN INVESTMENTS LLC
By; /s/ Howard Amster
Name: Howard Amster
Title: President of Pleasant Lakes Apts Corp,
General Partner of Pleasants Lake Apts LP,
Manager of Pleasant Lake Skoien Investments LLC
Date: December 27, 2019

//
SAMUEL J. HELLER TRUST U/A DTD 08/07/2002
By; /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: December 27, 2019


PLEASANT LAKE  APTS CORP
By; /s/ Howard Amster
Name: Howard Amster
Title: President
Date: December 27, 2019


WILLIAM COSTARAS
/s/ William Costaras
Date: December 27, 2019

BETTY KIMBREW
/s/ Betty Kimbrew
Date: December 27, 2019

MIRIAM RIVKIN
/s/ Miriam Rivkin
Date: December 27, 2019


CUSIP NO. 58503F-10-6	SCHEDULE 13D

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